SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13G/A*

Under the Securities Exchange Act of 1934
(Rule 13d-102)

Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

MutualFirst Financial, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62845B104
(CUSIP Number)

May 13, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62845B104	13G/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 185,757
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 185,757
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,757
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.66%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62845B104	13G/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 185,757
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 185,757
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,757
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.66%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62845B104	13G/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Tontine Overseas Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,346
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,346
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,346
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.71%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62845B104	13G/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,065
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,065
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,065
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.56%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62845B104	13G/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS TTR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 107,643
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 107,643
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,643
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.54%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62845B104	13G/A	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 381,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 381,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.47%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62845B104	13G/A	Page 8 of 12 Pages

The Schedule 13G/A filed on February 12, 2010 is hereby amended and restated by this Amendment No. 2 to the Schedule 13G.

Item 1 (a).	Name of Issuer:

The name of the issuer is MutualFirst Financial, Inc. (the "Company").

Item (b).	Address of Issuer’s Principal Executive Offices:

The Company's principal executive offices are located at 110 East Charles Street, Muncie, IN, 47305-2400.

Item 2 (a).	Name of Person Filing:

This statement is filed by:

	(i)	Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP") with respect to the shares of Common Stock directly owned by it;

	(ii)	Tontine Management, L.L.C., a Delaware limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TFP;

(iii)
Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to TFP Overseas Fund, Ltd. ("TFPO"), with respect to the shares of Common Stock directly owned by TFPO;

(iv)
Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), with respect to the shares of Common Stock directly owned by Tontine Capital Overseas Master Fund II, L.P. ("TCOM II");

(v)
TTR Management, LLC, a Delaware limited liability company organized under the laws of the State of Delaware ("TTRM"), which serves as general partner to TTR Overseas Master Fund, L.P. ("TTRMF"), with respect to the shares of Common Stock directly owned by TTRMF; and

	(vi)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell") with respect to the shares of Common Stock directly owned by TFP, TFPO, TCOM II and TTRMF.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 62845B104	13G/A	Page 9 of 12 Pages

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2(c).	Citizenship:

See Item 2(a) above.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).	CUSIP Number:
62845B104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j).	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 62845B104	13G/A	Page 10 of 12 Pages

Item 4.	Ownership.

A.	Tontine Financial Partners, L.P.
	(a)	Amount beneficially owned: 185,757
(b)
Percent of class: 2.66%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 6,985,920 shares of Common Stock issued and outstanding as of May 13, 2011, as reflected in the Company's Form 10-Q for the quarterly period ended March 31, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 185,757
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 185,757

B.	Tontine Management, L.L.C.
	(a)	Amount beneficially owned: 185,757
	(b)	Percent of class: 2.66%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 185,757
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 185,757

C.	Tontine Overseas Associates, L.L.C.
	(a)	Amount beneficially owned: 49,346
	(b)	Percent of class: 0.71%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 49,346
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 49,346

D.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 39,065
	(b)	Percent of class: 0.56%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 39,065
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 39,065

E.	TTR Management, LLC
	(a)	Amount beneficially owned: 107,643
	(b)	Percent of class: 1.54%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 107,643
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 107,643

F.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 381,811
	(b)	Percent of class: 5.47%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 381,811
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 381,811

CUSIP No. 62845B104	13G/A	Page 11 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares of the Company.  TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including decisions respecting the disposition of the proceeds from the sale of the shares of the Company.  TTRM, the general partner of TTRMF, has the power to direct the affairs of TTRMF, including decisions respecting the disposition of the proceeds from the sale of the shares of the Company.  Mr. Gendell is the managing member of TM, TAA, TOA and TTRM and in that capacity directs their operations.  Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 62845B104	13G/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2011

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as
managing member of
Tontine Management, L.L.C.,
general partner of
Tontine Financial Partners, L.P., and as
managing member of
Tontine Asset Associates, L.L.C.,
general partner of
Tontine Capital Overseas Master Fund II, L.P., and as
managing member of
TTR Management, LLC,
general partner of
TTR Overseas Master Fund, L.P., and as
managing member of
Tontine Overseas Associates, L.L.C.